Exhibit 99.1

CIBC Announces Third Quarter 2025 Results

Toronto, ON – August 28, 2025 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2025.

 Third quarter highlights

	Q3/25	Q3/24	Q2/25	YoY Variance	QoQ Variance
Revenue	$7,254 million	$6,604 million	$7,022 million	+10%	+3%
Reported Net Income	$2,096 million	$1,795 million	$2,007 million	+17%	+4%
Adjusted Net Income (1)	$2,104 million	$1,895 million	$2,016 million	+11%	+4%
Adjusted pre-provision, pre-tax earnings (1)	$3,289 million	$2,939 million	$3,214 million	+12%	+2%
Reported Diluted Earnings Per Share (EPS)	$2.15	$1.82	$2.04	+18%	+5%
Adjusted Diluted EPS (1)	$2.16	$1.93	$2.05	+12%	+5%
Reported Return on Common Shareholders’ Equity (ROE) (2)	14.2%	13.2%	13.8%
Adjusted ROE (1)	14.2%	14.0%	13.9%
Net interest margin on average interest-earnings assets (2)(3)	1.58%	1.50%	1.54%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	1.94%	1.84%	1.88%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.3%	13.4%

Results for the third quarter of 2025 were affected by the following item of note resulting in a negative impact of $0.01 per share:

•	$11 million ($8 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.4% at July 31, 2025, compared with 13.4% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at July 31, 2025 were 4.3% and 127%, respectively.

“In the third quarter of 2025, we delivered strong financial performance by continuing to execute on our client-focused strategy, delivering further momentum, high-quality diversified earnings and top-tier returns for our shareholders,” said Victor G. Dodig, CIBC’s President and Chief Executive Officer. “In a dynamic environment, our proactive and disciplined approach to managing our business, robust capital position, and balance sheet strength continue to serve us well. Across our connected team, we are leveraging our strategic investments, including in our people, platforms, technology and artificial intelligence to deliver for our clients and create sustainable value for all our stakeholders.”

Core business performance

Canadian Personal and Business Banking(5) reported net income of $812 million for the third quarter, up $119 million or 17% from the third quarter a year ago, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $1,551 million, up $241 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses. The higher revenue was mainly driven by a higher net interest margin and volume growth. Adjusted(1) non-interest expenses were higher mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

Canadian Commercial Banking and Wealth Management(5) reported net income of $598 million for the third quarter, up $97 million or 19% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $844 million, up $114 million from the third quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to volume growth and favourable margins. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher net interest margin, and higher commission revenue from increased client activity. Expenses increased primarily due to higher performance-based compensation, higher spending on technology and other strategic initiatives, and higher employee-related compensation.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the third quarter of 2025 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the third quarter of 2025 available on SEDAR+ at www.sedarplus.com.

(5)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the third quarter of 2025, available on SEDAR+ at www.sedarplus.com.

CIBC Third Quarter 2025 News Release 1

U.S. Commercial Banking and Wealth Management(1) reported net income of $254 million (US$186 million) for the third quarter, up $38 million (US$27 million or 17%) from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(2) were $344 million (US$252 million), up $23 million (US$17 million or 7%) from the third quarter a year ago, as revenue growth was higher than growth in adjusted(2) non-interest expenses. In commercial banking, higher revenue was primarily due to higher volumes. Higher revenue in wealth management was primarily due to higher net interest margin and fee-based revenue from higher average AUM balances due to market appreciation. Adjusted(2) non-interest expenses increased mainly due to higher performance-based and employee-related compensation.

Capital Markets(1) reported net income of $540 million for the third quarter, up $251 million or 87% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were up $221 million or 39% from the third quarter a year ago due to higher revenue from our global markets and corporate and investment banking businesses. Global markets revenue was up driven by higher financing revenue and higher fixed income trading revenue. Corporate and investment banking revenue was up driven by higher underwriting and advisory activity and higher corporate banking revenue. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.

Credit quality

Provision for credit losses was $559 million, up $76 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. An unfavourable change in our economic outlook was partially offset by favourable credit migration in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.

Key highlights across our bank in the third quarter of 2025 included:

•

CIBC deployed its in-house Generative AI platform, CIBC AI, enterprise-wide to help drive further productivity across the organization and enable team members to deliver on the bank’s client-focused strategy.

•	CIBC won the 2025 Digital CX Award for Best Use of AI for Customer Experience from The Digital Banker, recognizing the bank’s innovative AI-powered voice assistant.
•

CIBC received the highest ranking in customer satisfaction for both online and mobile banking among Canada’s Big 5 banks by J.D. Power and was named a 2025 Forrester Customer-Obsessed Enterprise award winner, the only retail bank in North America to receive this award.

•

CIBC launched the no annual fee CIBC Adapta™ Mastercard® that automatically adapts to clients’ spending practices which supports our strategic priorities of gaining share in the credit card space, delivering seamless client experiences and best-in-class advice.

•

CIBC announced the launch of a new dedicated Business Banking program tailored for skilled trades professionals. This initiative builds on the success of CIBC’s first-of-its-kind skilled trades Personal Banking program. Together, these initiatives are designed to enhance support for a sector that is crucial to the Canadian economy.

•	CIBC Capital Markets was recognized as Global Capital’s 2024 Most Impressive Supranational, Sovereign and Agency House for the Canadian market.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC was announced as national partner and Official Banking Partner of Special Olympics Team Canada. This partnership will help ensure Special Olympics Team Canada athletes receive essential training, health and mental preparation, and the dedicated coaching and support they need to achieve their ambitions.

•

The CIBC Foundation and the TELUS Friendly Future Foundation announced a transformative $2 million partnership to launch the TELUS Momentum Student Bursary, powered by the CIBC Foundation. With each foundation contributing $1 million, this multi-year partnership will support up to 500 young changemakers from the Black community, helping them accelerate their ambitions and impact across the globe.

•

Team CIBC raised $1.32 million dollars for the 29th annual Tour CIBC Charles-Bruneau, exceeding its goal. This year the event raised $3.75 million for children with cancer and marked CIBC’s 19th year as title partner of the Tour, with the bank having now raised over $14.36 million since 2006 for the Charles-Bruneau Foundation.

•	CIBC donated $150,000 to provide support to those affected by the wildfires and evacuation efforts across impacted areas.

(1)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the third quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(2)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Third Quarter 2025 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2025 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses	444	21	17	76	1	559	14
Non-interest expenses	1,517	879	450	721	409	3,976	327
Income (loss) before income taxes	1,100	823	323	709	(236)	2,719	235
Income taxes	288	225	69	169	(128)	623	49
Net income (loss)	812	598	254	540	(108)	2,096	186
Net income attributable to non-controlling interests	-	-	-	-	2	2	-
Net income (loss) attributable to equity shareholders	812	598	254	540	(110)	2,094	186
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(4)	$-	$-	$(11)	$(3)
Impact of items of note on non-interest expenses	(7)	-	(4)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	7	-	4	-	-	11	3
Income taxes
Amortization of acquisition-related intangible assets	2	-	1	-	-	3	1
Impact of items of note on income taxes	2	-	1	-	-	3	1
Total after-tax impact of items of note on net income	$5	$-	$3	$-	$-	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$3,061	$1,723	$790	$1,506	$174	$7,254	$576
Provision for credit losses – adjusted	444	21	17	76	1	559	14
Non-interest expenses – adjusted	1,510	879	446	721	409	3,965	324
Income (loss) before income taxes – adjusted	1,107	823	327	709	(236)	2,730	238
Income taxes – adjusted	290	225	70	169	(128)	626	50
Net income (loss) – adjusted	817	598	257	540	(108)	2,104	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	2	2	-
Net income (loss) attributable to equity shareholders – adjusted	817	598	257	540	(110)	2,102	188
Adjusted diluted EPS ($)						$2.16

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

CIBC total results excludes a TEB adjustment of nil for the quarter ended July 31, 2025 (April 30, 2025: nil; July 31, 2024: excludes a reversal of a TEB adjustment of $123 million) and nil for the nine months ended July 31, 2025 (July 31, 2024: excludes a TEB adjustment of $16 million).

(5)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the third quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact on consolidated income tax expense had a Federal tax proposal related to the denial of Canadian dividends been substantively enacted at that time. The corresponding impact on revenue reported on a TEB in Capital Markets and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

CIBC Third Quarter 2025 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses	389	54	123	34	5	605	86
Non-interest expenses	1,478	833	441	719	348	3,819	310
Income (loss) before income taxes	992	753	205	792	(144)	2,598	145
Income taxes	258	204	32	226	(129)	591	23
Net income (loss)	734	549	173	566	(15)	2,007	122
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders	734	549	173	566	(24)	1,998	122
Diluted EPS ($)						$2.04
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(5)	$-	$-	$(11)	$(3)
Impact of items of note on non-interest expenses	(6)	-	(5)	-	-	(11)	(3)
Total pre-tax impact of items of note on net income	6	-	5	-	-	11	3
Income taxes
Amortization of acquisition-related intangible assets	1	-	1	-	-	2	-
Impact of items of note on income taxes	1	-	1	-	-	2	-
Total after-tax impact of items of note on net income	$5	$-	$4	$-	$-	$9	$3
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,859	$1,640	$769	$1,545	$209	$7,022	$541
Provision for credit losses – adjusted	389	54	123	34	5	605	86
Non-interest expenses – adjusted	1,472	833	436	719	348	3,808	307
Income (loss) before income taxes – adjusted	998	753	210	792	(144)	2,609	148
Income taxes – adjusted	259	204	33	226	(129)	593	23
Net income (loss) – adjusted	739	549	177	566	(15)	2,016	125
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders – adjusted	739	549	177	566	(24)	2,007	125
Adjusted diluted EPS ($)						$2.05

See previous page for footnote references.

4 CIBC Third Quarter 2025 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,775	$1,523	$ 731	$ 1,092	$ 483	$6,604	$534
Provision for credit losses	342	42	47	41	11	483	33
Non-interest expenses	1,472	793	420	651	346	3,682	307
Income before income taxes	961	688	264	400	126	2,439	194
Income taxes	268	187	48	111	30	644	35
Net income	693	501	216	289	96	1,795	159
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income attributable to equity shareholders	693	501	216	289	87	1,786	159
Diluted EPS ($)						$1.82
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$ -	$-	$ -	$ 123	$ (123)	$-	$-
Impact of items of note on revenue	-	-	-	123	(123)	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(2)	-	-	(2)	(2)
Impact of items of note on non-interest expenses	(7)	-	(10)	-	-	(17)	(8)
Total pre-tax impact of items of note on net income	7	-	10	123	(123)	17	8
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	-	-	-	35	(123)	(88)	-
Charge related to the special assessment imposed by the FDIC	-	-	1	-	-	1	1
Impact of items of note on income taxes	2	-	3	35	(123)	(83)	3
Total after-tax impact of items of note on net income	$ 5	$-	$ 7	$ 88	$ -	$100	$5
Impact of items of note on diluted EPS ($) (2)						$0.11
Operating results – adjusted (3)
Total revenue – adjusted (4)	$ 2,775	$1,523	$ 731	$ 1,215	$ 360	$6,604	$534
Provision for credit losses – adjusted	342	42	47	41	11	483	33
Non-interest expenses – adjusted	1,465	793	410	651	346	3,665	299
Income before income taxes – adjusted	968	688	274	523	3	2,456	202
Income taxes – adjusted	270	187	51	146	(93)	561	38
Net income – adjusted	698	501	223	377	96	1,895	164
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income attributable to equity shareholders – adjusted	698	501	223	377	87	1,886	164
Adjusted diluted EPS ($)						$1.93

See previous pages for footnote references.

CIBC Third Quarter 2025 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,843	$5,066	$ 2,406	$ 4,625	$ 617	$21,557	$1,709
Provision for credit losses	1,261	114	208	131	23	1,737	148
Non-interest expenses	4,455	2,565	1,361	2,145	1,147	11,673	966
Income (loss) before income taxes	3,127	2,387	837	2,349	(553)	8,147	595
Income taxes	816	649	154	624	(370)	1,873	109
Net income (loss)	2,311	1,738	683	1,725	(183)	6,274	486
Net income attributable to non-controlling interests	-	-	-	-	19	19	-
Net income (loss) attributable to equity shareholders	2,311	1,738	683	1,725	(202)	6,255	486
Diluted EPS ($)						$6.37
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(20)	$-	$ (14)	$ -	$ -	$(34)	$(10)
Impact of items of note on non-interest expenses	(20)	-	(14)	-	-	(34)	(10)
Total pre-tax impact of items of note on net income	20	-	14	-	-	34	10
Income taxes
Amortization of acquisition-related intangible assets	5	-	4	-	-	9	3
Impact of items of note on income taxes	5	-	4	-	-	9	3
Total after-tax impact of items of note on net income	$15	$-	$ 10	$ -	$ -	$25	$7
Impact of items of note on diluted EPS ($) (2)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$8,843	$5,066	$ 2,406	$ 4,625	$ 617	$21,557	$1,709
Provision for credit losses – adjusted	1,261	114	208	131	23	1,737	148
Non-interest expenses – adjusted	4,435	2,565	1,347	2,145	1,147	11,639	956
Income (loss) before income taxes – adjusted	3,147	2,387	851	2,349	(553)	8,181	605
Income taxes – adjusted	821	649	158	624	(370)	1,882	112
Net income (loss) – adjusted	2,326	1,738	693	1,725	(183)	6,299	493
Net income attributable to non-controlling interests – adjusted	-	-	-	-	19	19	-
Net income (loss) attributable to equity shareholders – adjusted	2,326	1,738	693	1,725	(202)	6,280	493
Adjusted diluted EPS ($)						$6.40

See previous pages for footnote references.

6 CIBC Third Quarter 2025 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 8,100	$4,416	$ 2,087	$ 3,645	$ 741	$18,989	$1,536
Provision for credit losses	953	99	477	53	-	1,582	351
Non-interest expenses	4,243	2,243	1,303	1,827	1,032	10,648	959
Income (loss) before income taxes	2,904	2,074	307	1,765	(291)	6,759	226
Income taxes	791	562	7	482	(355)	1,487	5
Net income	2,113	1,512	300	1,283	64	5,272	221
Net income attributable to non-controlling interests	-	-	-	-	31	31	-
Net income attributable to equity shareholders	2,113	1,512	300	1,283	33	5,241	221
Diluted EPS ($)						$5.38
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$ -	$-	$ -	$ -	$ -	$-	$-
Impact of items of note on revenue	-	-	-	-	-	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	-	(24)	-	-	(44)	(18)
Charge related to the special assessment imposed by the FDIC	-	-	(106)	-	-	(106)	(79)
Impact of items of note on non-interest expenses	(20)	-	(130)	-	-	(150)	(97)
Total pre-tax impact of items of note on net income	20	-	130	-	-	150	97
Income taxes
Amortization of acquisition-related intangible assets	6	-	6	-	-	12	5
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	-	-	-	-	-	-	-
Charge related to the special assessment imposed by the FDIC	-	-	27	-	-	27	20
Impact of items of note on income taxes	6	-	33	-	-	39	25
Total after-tax impact of items of note on net income	$ 14	$-	$ 97	$ -	$-	$111	$72
Impact of items of note on diluted EPS ($) (2)						$0.12
Operating results – adjusted (3)
Total revenue – adjusted (4)	$ 8,100	$4,416	$ 2,087	$ 3,645	$ 741	$18,989	$1,536
Provision for credit losses – adjusted	953	99	477	53	-	1,582	351
Non-interest expenses – adjusted	4,223	2,243	1,173	1,827	1,032	10,498	862
Income (loss) before income taxes – adjusted	2,924	2,074	437	1,765	(291)	6,909	323
Income taxes – adjusted	797	562	40	482	(355)	1,526	30
Net income – adjusted	2,127	1,512	397	1,283	64	5,383	293
Net income attributable to non-controlling interests – adjusted	-	-	-	-	31	31	-
Net income attributable to equity shareholders – adjusted	2,127	1,512	397	1,283	33	5,352	293
Adjusted diluted EPS ($)						$5.50

See previous pages for footnote references.

CIBC Third Quarter 2025 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$ 812	$ 598	$ 254	$540	$(108)	$2,096	$186
Jul. 31	Add: provision for credit losses	444	21	17	76	1	559	14
	Add: income taxes	288	225	69	169	(128)	623	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,544	844	340	785	(235)	3,278	249
	Pre-tax impact of items of note (2)	7	-	4	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,551	$ 844	$ 344	$785	$(235)	$3,289	$252
2025	Net income (loss)	$ 734	$ 549	$ 173	$566	$(15)	$2,007	$122
Apr. 30	Add: provision for credit losses	389	54	123	34	5	605	86
	Add: income taxes	258	204	32	226	(129)	591	23
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,381	807	328	826	(139)	3,203	231
	Pre-tax impact of items of note (2)	6	-	5	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,387	$ 807	$ 333	$826	$(139)	$3,214	$234
2024	Net income	$ 693	$ 501	$ 216	$289	$96	$1,795	$159
Jul. 31 (4)	Add: provision for credit losses	342	42	47	41	11	483	33
	Add: income taxes	268	187	48	111	30	644	35
	Pre-provision, pre-tax earnings (1)	1,303	730	311	441	137	2,922	227
	Pre-tax impact of items of note (2)	7	-	10	123	(123)	17	8
	Adjusted pre-provision, pre-tax earnings (3)	$ 1,310	$ 730	$ 321	$564	$14	$2,939	$235

$ millions, for the nine months ended
2025	Net income (loss)	$ 2,311	$ 1,738	$ 683	$1,725	$(183)	$6,274	$486
Jul. 31	Add: provision for credit losses	1,261	114	208	131	23	1,737	148
	Add: income taxes	816	649	154	624	(370)	1,873	109
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,388	2,501	1,045	2,480	(530)	9,884	743
	Pre-tax impact of items of note (2)	20	-	14	-	-	34	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 4,408	$ 2,501	$ 1,059	$2,480	$(530)	$9,918	$753
2024	Net income	$ 2,113	$ 1,512	$ 300	$1,283	$64	$5,272	$221
Jul. 31 (4)	Add: provision for credit losses	953	99	477	53	-	1,582	351
	Add: income taxes	791	562	7	482	(355)	1,487	5
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,857	2,173	784	1,818	(291)	8,341	577
	Pre-tax impact of items of note (2)	20	-	130	-	-	150	97
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 3,877	$ 2,173	$ 914	$1,818	$(291)	$8,491	$674

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the third quarter of 2025, available on SEDAR+ at www.sedarplus.com.

8 CIBC Third Quarter 2025 News Release

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our 2050 net-zero ambition and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential recession risks tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2024 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Third Quarter 2025 News Release 9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2025 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 7808652#) and French (514-861-2272 or 1-800-408-3053, passcode 4825374#) until 11:59 p.m. (ET) September 11, 2025. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Third Quarter 2025 News Release